                   SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.  20549

                              SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                           (Amendment No. 8)*


                              AIRGAS, INC.
              ______________________________________________
                           (Name of Issuer)

                             COMMON STOCK
              ______________________________________________
                    (Title of Class of Securities)

                              009363 10 2
                      __________________________
                              (CUSIP Number)

                           December 31, 2004
        _______________________________________________________
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                        [ ] Rule 13d-1(b)
                                        [X] Rule 13d-1(c)
                                        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

                  (Continued on following page(s))

                          Page 1 of 6 pages

CUSIP No.  009363 10 2                13G                     Page 2 of 6 pages
           ___________                                             __   __
______________________________________________________________________________

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bonnie F. McCausland
______________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                             (b) [X]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
______________________________________________________________________________
                 5.  SOLE VOTING POWER

                     1,500
___________________________________________________________
 NUMBER OF       6.  SHARED VOTING POWER
   SHARES
BENEFICIALLY         10,248,061
  OWNED BY       ___________________________________________________________
    EACH         7.  SOLE DISPOSITIVE POWER
 REPORTING
   PERSON            1,500
    WITH         ___________________________________________________________
                 8.  SHARED DISPOSITIVE POWER

                     10,248,061
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,249,561
______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [ ]
______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     13.6%
______________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN
______________________________________________________________________________

CUSIP No.  009363 10 2                13G                     Page 3 of 6 pages
           ___________                                             __   __
______________________________________________________________________________

Item 1(a)  Name of Issuer
           ______________

           Airgas, Inc.


Item 1(b)  Address of Issuer's Principal Executive Offices
           _______________________________________________

           Airgas, Inc.
           Radnor Court
           259 North Radnor-Chester Road, Suite 100
           Radnor, Pennsylvania 19087-5283


Item 2(a)  Name of Person Filing
           _____________________

           Bonnie F. McCausland


Item 2(b)  Address of Principal Business Office, or, if none, Residence
           ____________________________________________________________

           1113 Brynlawn Road
           Villanova, Pennsylvania 19085


Item 2(c)  Citizenship
           ___________

           United States


Item 2(d)  Title of Class of Securities
           ____________________________

           Common Stock , par value $.01 per share

Item 2(e)  CUSIP Number
           ____________

           009363 10 2

CUSIP No.  009363 10 2                13G                     Page 4 of 6 pages
           ___________                                             __   __
______________________________________________________________________________

Item 3    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
          (c), Check Whether the Person Filing is a:

          (a) __ Broker or dealer registered under Section 15 of the Exchange
                 Act;

          (b) __ Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) __ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) __ Investment company registered under Section 8 of the Investment Company Act;

          (e) __ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

          (f) __ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) __ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) __ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) __ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j) __ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4    Ownership
          _________

          (a) and (b) Bonnie F. McCausland beneficially owned an aggregate of 10,249,561 shares of the issuer's Common Stock, or approximately 13.6% of the shares outstanding, as of December 31, 2004, of which 236,264 shares were issuable upon exercise of stock options.

          (c) Bonnie F. McCausland had sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 1,500 shares of the issuer's Common Stock. Mrs. McCausland had shared power to vote or to direct the vote, and/or shared power to dispose or to direct the disposition of, 10,248,061 shares of the Common Stock, which included 236,264 shares issuable upon exercise of stock options held by a trust for Mrs. McCausland's children of which Mrs. McCausland is a co-trustee, and 41,542 shares held by a charitable foundation (the "Foundation") of which Mrs. McCausland is an officer and director.

CUSIP No.  009363 10 2                13G                     Page 5 of 6 pages
           ___________                                             __   __
______________________________________________________________________________

Item 5    Ownership of Five Percent or Less of a Class
          ____________________________________________

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person
          _______________________________________________________________

          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's shares which are the subject of this Schedule 13G, except that, with respect to 10,206,519 shares, members of Mrs. McCausland's family share with Mrs. McCausland the right, and, with respect to 41,542 shares, the Foundation has the exclusive right, to receive the dividends from and the proceeds of sale as to such shares.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          __________________________________________________________________

          Not Applicable

Item 8    Identification and Classification of Members of the Group
          _________________________________________________________

          Not Applicable

Item 9    Notice of Dissolution of Group
          ______________________________

          Not Applicable

Item 10   Certification
          _____________

        By signing below I certify that, to the best of my knowledge and belief , the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.  009363 10 2                13G                     Page 6 of 6 pages
           ___________                                            __   __
______________________________________________________________________________


                                     SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 2005
__________________________________
Date


/s/ Bonnie F. McCausland
________________________
Bonnie F. McCausland